EDGAR Coding:
Type:             RW
Sequence:         1
Description:      Request for Withdrawal




                       [Letterhead of Parker Chapin LLP]
                             The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10036
                               Tel: 212-704-6000
                              Fax: (212) 704-6288

                                 March 21, 2000

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: Michele Anderson

         Re:      MCY.com, Inc.
                  Registration Statement on Form 10-SB
                  Filed January 25, 2000
                  File No. 000-29099
                  ------------------------------------

Dear Ms. Anderson:

         On behalf of MCY.com, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form 10-SB (the "Form 10-SB") be withdrawn. The Company believes that it may be unable to complete its responses to your letter dated March 6, 2000 with respect to the Form 10-SB prior to the Form 10-SB becoming automatically effective on March 24, 2000. The Company requests that this withdrawal take effect immediately or as soon thereafter as is practicable. The Company intends to file a new Form 10-SB as soon as it is able to complete its responses to your letter.

          Should you have any questions or require additional information regarding the foregoing, please contact the undersigned at Tel: 212-704-6050 or Mitchell Lampert, General Counsel of MCY.com, Inc. at Tel: 212-944-6664.

                                   Sincerely,



                                    /s/ Martin Eric Weisberg
                                    -------------------------
                                        Martin Eric Weisberg
                                        Parker Chapin LLP


cc:      Bernhard Fritsch
         Mitchell Lampert